American Fidelity

Assurance Company

2000 N. Classen Boulevard	Oklahoma City, Oklahoma 73106

AMENDMENT RIDER

The master contract and/or certificate to which this rider is attached is hereby amended as follows:

Definitions, the following definitions are being added:

Eligible Fund	An investment entity.

Variable Investment Option	A sub-account of the Separate Account. The Variable Investment Option provides benefits which are variable and are not guaranteed as to dollar amount.

The definitions of “Separate Account” and “Valuation Date” are being deleted and replaced by the following:

Separate Account	A Separate Account of the Company which provides Variable Investment Options. This Account is classified as a unit investment trust under the Investment Company Act of 1940. This Account is called American Fidelity Separate Account A. Separate Account assets are kept apart from the Company’s other assets.

Valuation Date	A day on which the value of the Variable Investment Option is determined.

General Provisions, the Voting Rights provision is being deleted; and the Participant Reports provision is hereby amended as follows:

Participant Reports

At least twice each calendar year, each Participant will receive a report showing the value of the Variable Investment Option, and any other information as required by law. The Company will also furnish an annual report of the Separate Account.

Determining the Accumulated and Unit Values, in the master contract is being amended as follows:

The words “of the Fund” in the first sentence of the Determination of the Current Unit Value provision are deleted.

The Determination of the Net Investment Factor provision is replaced by the following:

Determination of the Net Investment Factor

The Net Investment Factor is determined by the investment performance of the shares of the Eligible Fund held by the Variable Investment Option for the Valuation Period just ended. The Net Investment Factor for any Valuation Period is calculated by:

(a)

dividing the value per share of the Eligible Fund held by the Variable Investment Option at the end of the current Valuation Period by the value per share of the Eligible Fund held by the Variable Investment Option at the end of the prior Valuation Period, and then

(b)	deducting the mortality and expense risk charge of .0026308% (.96025% on an annual basis) per share from the Variable Investment Option.

Values of each share of the Eligible Fund are determined in accordance with valuation procedures established by the Eligible Fund.

Expense Charges, in the master contract under The Investment Management Charge provision is deleted; and the Mortality and Expense Risk Charges provision is replaced by the following:

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Mortality and Expense Risk Charges

Each Valuation Period, we deduct charges from the Separate Account for Mortality and Expense Risk. The Mortality and Expense charge compensates us for assuming the mortality and expense risks under this policy. The charges are equal to the percentages shown in the Determination of the Net Investment Factor provision.

Retirement Benefits, the words “Separate Account” in the first sentence of the Variable Annuities provision section, are replaced by the words “Variable Investment Option”.

This rider replaces Amendment Rider AAMD-30 to the contract and is subject to all of the provisions of the contract or certificate as long as this rider does not amend them. This rider will terminate on the same date as the contract or certificate to which it is attached.

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